EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com
NEWS RELEASE

December 23, 2019

Avino Mourns the Passing of Senior Mining Advisor Fred Sveinson

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) today sadly announces the passing of Fred Sveinson who served as the Senior Mining Advisor to Bralorne, and a member of the Avino management team.

Armed with his degree in mining engineering from the University of Saskatchewan in 1970, Fred launched a career in the mining industry spanning 49 years, working internationally and in Canada in the exploration, development, construction, operation and financing of underground mining projects. He held senior positions with mining companies, consulting firms and mine contractors. Some 25 years ago he was bitten by the “junior” bug and subsequently co-founded several companies. He served as CEO and director for a number of junior companies, while continuing to consult for projects in Canada, Russia, the United States, Central and South America.

He is survived by his wife, two sons, his adored grandchildren, sister, 4 brothers and their families.

We were incredibly fortunate to have had Fred serve as Senior Mining Advisor to Bralorne and as a member of the Avino management team for the last 4 years.  He was a great supporter of Avino and the Bralorne Gold Mine, a mentor for many, and his positive outlook, time, and energy were valued by all of us. He will be so very missed by our Board of Directors, Avino’s Management team and all staff at the Corporate office in Vancouver and at the Bralorne Gold Mine.  Fred was a wealth of knowledge to Avino and we will miss him greatly. Our thoughts are with Fred’s family during this difficult time.

David Wolfin - President & CEO, Avino Silver & Gold Mines Ltd.

A Celebration of Life will be held for Fred on Saturday, January 11, 2020 at 1:00 at the Richmond Funeral Home, 8420 Cambie Road, Richmond, BC.

ON BEHALF OF THE BOARD

“David Wolfin”
David Wolfin, President & CEO
Avino Silver & Gold Mines Ltd.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.